AKERNA CORP.

1550 Larimer Street #246

Denver, Colorado 80202

June 29, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Akerna Corp. – Request for Acceleration Registration Statement on Form S-1 Filed on June 15, 2022, as amended June 29, 2022 File No. 333-265641

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akerna Corp., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 29, 2022, or as soon as possible thereafter. The Company hereby authorizes Jason Brenkert of Dorsey & Whitney LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Jason Brenkert of Dorsey & Whitney LLP, counsel to the Company, at (303) 352-1133, as soon as the registration statement has been declared effective.

Very truly yours, Akerna Corp.

/s/ Larry Dean Ditto Jr.
Larry Dean Ditto Jr. Interim Chief Financial Officer